Exhibit 99.28(d)(xx)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 13th day of October, 2014 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Investment Trust (the “Trust”) on behalf of Lord Abbett Total Return Fund (“Total Return Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Total Return Fund, Lord Abbett agrees for the time period set forth in paragraph 2 below to reimburse Total Return Fund’s expenses, other than the management fee and any applicable 12b-1 fee, to the extent necessary to limit such other expenses for each class to an annual rate of 0.05%.

2.	This Agreement will be effective from October 13, 2014 through March 31, 2016. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Investment Trust

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel